

March 15, 2021

Charles W. Scharf
Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

> **Re: Wells Fargo & Company**
> **Registration Statement on Form S-3**
> **Filed March 4, 2021**
> **File No. 333-253886**

Dear Mr. Scharf:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance